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                              December 7, 2021

       William Brennan
       Chief Executive Officer
       Credo Technology Group Holding Ltd
       1600 Technology Drive
       San Jose, CA 95110

                                                        Re: Credo Technology
Group Holding Ltd
                                                            Amendment No. 5 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
3, 2021
                                                            CIK No. 0001807794

       Dear Mr. Brennan:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 5 to Draft Registration Statement

       Risk Factors
       Although the audit report included in this prospectus is issued by an independent registered public accounting firm . . ., page 41

   1. Please revise the final sentence of the first paragraph under this caption to remove the words "without
restriction."
 William Brennan
FirstName LastNameWilliam  Brennan
Credo Technology  Group Holding Ltd
Comapany7,
December  NameCredo
             2021     Technology Group Holding Ltd
December
Page 2    7, 2021 Page 2
FirstName LastName
       You may contact Effie Simpson at 202-551-3346 or Martin James at 202-551-3671 if you
have questions regarding comments on the financial statements and related matters. Please contact Jennifer Angelini at 202-551-3047 or Perry Hindin at 202-551-3444 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:      Alan Denenberg